Arrow Announces First Quarter Results

Arrow Financial Corporation announced operating results for the quarter ended March 31, 2003. Net income for the quarter was $4.8 million, representing diluted earnings per share of $.59, or 9.3% above the diluted per share amount of $.54 earned in the first quarter of 2002, when net income was $4.5 million. The results for 2002 have been retroactively restated as required by Financial Accounting Standard No. 147, which the Company adopted in the third quarter of 2002. The quarterly cash dividend paid to shareholders in the first quarter of 2003 was $.25, or 14.1% higher than was paid in last year's first quarter.

Thomas L. Hoy, President and CEO stated, "Our quarterly results are highlighted by improved asset quality and significant balance sheet growth, particularly in the areas of loans and deposits, as well as continued strong earnings. In light of the weak domestic economy and international turmoil, we are very pleased with the Company's first quarter performance."

Mr. Hoy added, "Arrow's key earnings ratios reflected a very successful first quarter, although the prior year's ratios were even stronger. Return on average assets (ROA) was 1.51% as compared with 1.57% for the first quarter of last year while return on average equity (ROE) was 19.12% in 2003 versus 19.48% for 2002. ROE has exceeded 15% for twenty-three consecutive quarters."

Total assets were $1.320 billion at quarter-end 2003, up $166 million, or 14.4% from the prior year quarter-end balance of $1.154 billion. Loans outstanding increased $83 million, or 10.9%, to a record $841 million from a level of $758 million at March 31, 2002. All key categories of the loan portfolio experienced growth in outstandings. The highest percentage change was in small business loan outstandings, which increased 17.1%, or $27 million, to $185 million from $158 million last year. Extremely attractive financing rates continued to drive strong residential mortgage demand, with outstandings rising to $317 million, an increase of 14.9%, or $41 million, from the $276 million balance at March 31, 2002. Indirect consumer loan balances, essentially automobile financings, were $325 million at March 31, 2003 as compared with $307 million one year earlier and represented growth of 6.1% or $18 million. The modest growth in indirect consumer loans reflected continued strong competition from manufacturers' low-rate financing programs. Total deposits were $1.015 billion at March 31, 2003, a new high. This represented growth of $119 million, or 13.3%, over last year's quarter-end balance of $896 million.

Mr. Hoy further added, "Our principal challenge over the past several quarters has been margin compression brought about by exceptionally low prevailing interest rates. Net interest margin (tax equivalent) was 4.29% for the first quarter of 2003, down 45 basis points from the 4.74% margin in last year's first quarter. Strong year-over-year earning asset growth offset the negative effect of the lower net interest margin, generating a slight increase in net interest income. Also, a partial restructure of the investment portfolio in this year's first quarter produced both an increased yield on the reinvested proceeds and transactional gains of $364 thousand. Average earning assets were $1.230 billion in the 2003 quarter versus $1.095 billion for the same quarter last year, an increase of 12.4%."

Mr. Hoy also stated, "Arrow's asset quality again improved. At March 31, 2003, nonperforming loans totaled $2.0 million, down 42.4% from a balance of $3.4 million one year earlier, and represented a very low .23% of period-end loans outstanding. We experienced a comparable decrease in the level of nonperforming assets, as the balance fell 40.4% to $2.2 million at March 31, 2003 from $3.7 million at March 31, 2002. Net loan losses were just .10% of average loans outstanding for the first quarter of 2003, down from 0.13% for the comparable quarter in 2002."

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, NY with 26 banking locations in northeastern New York. Arrow is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company.

The information contained in this News Release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and involve a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This News Release should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands, except per share amounts)
Unaudited

	Three Months Ended March 31,	
	2003	2002
Income Statement		
Interest and Dividend Income	$ 18,095	$ 18,422
Interest Expense	5,626	6,151
Net Interest Income	12,469	12,271
Provision for Loan Losses	405	615
Net Interest Income After Provision for Loan Losses	12,064	11,656
Net Gain on Securities Transactions	368	20
Net Gain on Sales of Loans	28	1
Net Gain on the Sale of Real Estate Acquired Through Foreclosure	12	20
Income from Fiduciary Activities	867	1,063
Fees for Other Services to Customers	1,617	1,345
Other Operating Income	139	200
Total Other Income	3,031	2,649
Salaries and Employee Benefits	4,750	4,514
Occupancy Expense of Premises, Net	639	603
Furniture and Equipment Expense	671	612
Amortization of Intangible Assets	9	9
Foreclosed Property Expense	2	15
Other Operating Expense	1,944	2,019
Total Other Expense	8,015	7,772
Income Before Taxes	7,080	6,533
Provision for Income Taxes	2,274	2,066
Net Income	$ 4,806	$ 4,467
Share and Per Share Data [1]		
Period Ending Shares Outstanding	7,895	7,992
Basic Average Shares Outstanding	7,916	8,011
Diluted Average Shares Outstanding	8,087	8,202
Basic Earnings Per Share	$ 0.61	$ 0.56
Diluted Earnings Per Share	0.59	0.54
Cash Dividends	0.25	0.22
Book Value	12.97	11.56
Tangible Book Value [2]	11.75	10.31
Key Earnings Ratios		
Return on Average Assets	1.51%	1.57%
Return on Average Equity	19.12	19.48
Net Interest Margin [3]	4.29	4.74

[1] **Share & Per Share** amounts have been restated for the November 2002 five percent stock dividend.

[2] **Tangible Book Value** excludes from total equity intangible assets, primarily goodwill associated with branch purchases.

[3] **Net Interest Margin** includes a tax equivalent adjustment of 18 basis points in 2003 and 19 basis points in 2002.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

| | March 31, 2003 | | March 31, 2002 | |
	Period End	First Quarter Average	Period End	First Quarter Average
Balance Sheet				
Cash and Due From Banks	$ 24,423	$ 30,980	$ 25,495	$ 30,211
Federal Funds Sold	19,500	9,980	5,000	7,946
Securities Available-for-Sale	331,583	319,356	262,615	255,000
Securities Held-to-Maturity	75,943	75,195	75,415	75,509
Loans	841,161	825,378	758,258	756,075
Allowance for Loan Losses	(11,388)	(11,311)	(10,100)	(9,901)
Net Loans	829,773	814,067	748,158	746,174
Premises and Equipment, Net	13,676	13,738	13,214	13,201
Goodwill and Intangible Assets, Net	9,706	9,711	9,978	9,923
Other Assets	15,254	14,213	14,349	13,388
Total Assets	$ 1,319,858	$ 1,287,240	$ 1,154,224	$ 1,151,352
Demand Deposits	$ 133,519	$ 133,446	$ 125,702	$ 124,543
Nonmaturity Interest-Bearing Deposits	602,936	587,506	487,383	465,264
Time Deposits of $100,000 or More	81,640	65,816	85,104	98,382
Other Time Deposits	196,628	198,715	197,381	196,718
Total Deposits	1,014,723	985,483	895,570	884,907
Short-Term Borrowings	33,279	38,616	32,262	36,049
Federal Home Loan Bank Advances	145,000	141,556	115,000	115,000
Other Long-Term Debt	5,000	5,000	5,000	5,000
Other Liabilities	19,421	14,642	14,007	17,401
Total Liabilities	1,217,423	1,185,297	1,061,839	1,058,357
Common Stock	10,469	10,469	9,970	9,970
Surplus	115,365	115,224	99,712	99,557
Undivided Profits	16,441	15,255	19,977	18,740
Unallocated ESOP Shares	(1,822)	(1,822)	(1,914)	(1,940)
Accumulated Other Comprehensive Income	2,883	2,918	529	1,795
Treasury Stock	(40,901)	(40,101)	(35,889)	(35,127)
Total Shareholders' Equity	102,435	101,943	92,385	92,995
Total Liabilities and Shareholders' Equity	$ 1,319,858	$ 1,287,240	$ 1,154,224	$ 1,151,352
Assets Under Trust Administration and Investment Management	$ 605,867		$ 696,431	
Regulatory Capital Ratios				
Leverage Ratio	7.44%		7.61%	
Tier 1 Risk-Based Capital Ratio	11.31		11.51	
Total Risk-Based Capital Ratio	12.56		12.76	


Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited


	March 31,	
	2003	2002
Loan Portfolio		
Commercial, Financial and Agricultural	$ 83,314	$ 75,752
Real Estate - Commercial	101,585	82,130
Real Estate - Residential	305,674	267,621
Real Estate - Construction	10,886	7,939
Indirect Consumer Loans	325,166	306,600
Other Loans to Individuals	14,536	18,216
Total Loans	$ 841,161	$ 758,258
Allowance for Loan Losses, First Quarter		
Allowance for Loan Losses, Beginning of Period	$ 11,193	$ 9,720
Loans Charged-off	(288)	(304)
Recoveries of Loans Previously Charged-off	78	69
Net Loans Charged-off	(210)	(235)
Provision for Loan Losses	405	615
Allowance for Loan Losses, End of Period	$ 11,388	$ 10,100
Nonperforming Assets		
Nonaccrual Loans	$ 1,967	$ 3,414
Loans Past Due 90 or More Days and Accruing	-	-
Restructured Loans	-	-
Total Nonperforming Loans	1,967	3,414
Repossessed Assets	231	273
Other Real Estate Owned	-	-
Total Nonperforming Assets	$ 2,198	$ 3,687
Key Asset Quality Ratios		
Net Loans Charged-off to Average Loans, First Quarter Annualized	0.10%	0.13%
Provision for Loan Losses to Average Loans, First Quarter Annualized	0.20	0.33
Allowance for Loan Losses to Period-End Loans	1.35	1.33
Allowance for Loan Losses to Nonperforming Loans	578.95	295.84
Nonperforming Loans to Period-End Loans	0.23	0.45
Nonperforming Assets to Period-End Assets	0.17	0.32